NO ACT

PE 11-10-08

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

08070044

Received SEC

DEC 17 2008

Washington, DC 20549

December 17, 2008

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 12-17-08

Stuart S. Moskowitz
Senior Counsel
International Business Machines Corporation
New Orchard Road
Armonk, NY 10504

Re: International Business Machines Corporation
Incoming letter dated November 10, 2008

Dear Mr. Moskowitz:

This is in response to your letter dated November 10, 2008 concerning the shareholder proposal submitted to IBM by Walter Tsou. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
JAN 12 2009 E
THOMSON REUTERS

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Walter Tsou, MD

*** FISMA & OMB Memorandum M-07-16 ***

December 17, 2008

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: International Business Machines Corporation
Incoming letter dated November 10, 2008

The proposal seeks to require IBM to provide its shareholders with information regarding employee health benefits and to join with other corporations to support the establishment of a national health insurance system.

There appears to be some basis for your view that IBM may exclude the proposal under rule 14a-8(i)(7). We note that the proposal requests a report on healthcare benefits, and that it appears directed at involving IBM in the political or legislative process relating to an aspect of IBM's operations. Accordingly, we will not recommend enforcement action to the Commission if IBM omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which IBM relies.

Sincerely,

Matt S. McNair
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

RECEIVED

2008 NOV 12 AM 11:56

OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

IBM

New Orchard Road
Armonk, NY 10504

November 10, 2008

U.S. Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

2009 Stockholder Proposal of Walter Tsou, MD

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, I am enclosing six copies of this request letter together with a stockholder proposal (the "Proposal"), attached as **Exhibit A** *hereto*, which was submitted to the International Business Machines Corporation (the "Company" or "IBM") by Dr. Walter Tsou (the "Proponent"). The Proposal provides:

> **"Be it Resolved that the management of IBM share with its stockholders the estimated average annual cost for employee health benefits in the United States versus the next five countries with the largest number of IBM employees and if found to be substantially less,**
>
> **Join with other corporations in support of the establishment of a properly financed national health insurance system as an alternative for funding employee health benefits."**

IBM believes that the Proposal can be properly omitted from the proxy materials for IBM's annual meeting of stockholders scheduled to be held on April 28, 2009 (the "2009 Annual Meeting") for the reasons discussed below. To the extent that the reasons for omission stated in this letter are based on matters of law, these reasons are the opinion of the undersigned as an attorney licensed and admitted to practice in the State of New York. IBM is timely filing its reasons for excluding the instant Proposal not later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Securities and Exchange Commission (SEC).

The instant Proposal is virtually ***identical*** to the proposal Dr. Tsou filed in connection with our 2002 proxy statement, which was excluded with the concurrence of the staff under Rule 14a-8(i)(7). See International Business Machines Corporation (January 21, 2002)(hereinafter referred to for convenience as the "2002 Proposal") (See Exhibit B). Dr. Tsou also filed the same proposal with IBM in connection with IBM's 2000 proxy statement, but that proposal was excluded as late under Rule 14a-8(e). See International

Business Machines Corporation (January 4, 2000). As the Staff wrote in connection with the 2002 Proposal:

> **[t]he proposal seeks to require IBM to provide its shareholders with information regarding employee health benefits and to join with other corporations to support the establishment of a national health insurance system.**
>
> **There appears to be some basis for your view that IBM may exclude the proposal under rule 14a-8(i)(7). We note that the proposal requests a report on healthcare benefits, and that it appears directed at involving IBM in the political or legislative process relating to an aspect of IBM's operations. Accordingly, we will not recommend enforcement action to the Commission if IBM omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission of the proposal upon which IBM relies.**

(See Exhibit B).

The same result should now apply to the instant Proposal.

I. THE PROPOSAL MAY BE OMITTED UNDER RULE 14a-8(i)(7) AS RELATING TO THE CONDUCT OF THE ORDINARY BUSINESS OPERATIONS OF IBM.

The Company believes that the Proposal may again be omitted from the Company's proxy materials for the 2009 Annual Meeting pursuant to the provisions of Rule 14a-8(i)(7) because it deals with matters relating to the conduct of the ordinary business operations of the Company. The Proposal consists of multiple parts: The first part seeks for the Company to study the estimated average annual cost for employee health benefits in the United States as well as the next five (5) countries with the largest number of IBM employees. The next portion of the Proposal would have IBM report on such costs to our stockholders. Thereafter, if IBM's estimated average annual cost for employee health benefits in those next five countries, as determined in the first part of the Proposal, were found to be "substantially less" than the average annual cost for employee health benefits in the United States, the final part of the Proposal would have IBM "join with other corporations in support of the establishment of a properly financed national health insurance system as an alternative for funding employee health benefits." For the reasons set forth below, the entire Proposal is excludable from the Company's 2009 proxy materials under Rule 14a-8(i)(7).

A. REQUESTING A REPORT WHICH ADDRESSES ORDINARY BUSINESS MATTERS IS FULLY EXCLUDABLE UNDER RULE 14a-8(i)(7).

At the outset, it should be pointed out that in Release 34-20091 (August 16, 1983), the Commission implemented a significant change in the staff's *interpretation* of the ordinary business exclusion. Prior to that time, the staff took the position that proposals requesting issuers to prepare "reports" on specific aspects of their business, or to form "special committees" to study a segment of their business, would *not* be excludable under the ordinary business exclusion. This interpretation was problematical, and the Commission recognized it. In Release 34-20091, the Commission found that its earlier interpretation raised form over substance and rendered the provisions of the ordinary business exclusion largely a nullity. As a result, the Commission changed its interpretative position, and following the implementation of Release 34-20091, the Commission now considers *whether the subject matter of the special report or the committee sought by a proponent involves a matter of ordinary business*; where it does, the proposal ***will*** be excludable as ordinary business under Rule 14a-8(i)(7). In the instant matter, and as will be shown below, the subject matter of the instant Proponent's first request -- studying and reporting to stockholders the estimated average annual cost for employee health benefits in the United States as well as the next five countries with the largest number of IBM employees -- is a matter falling directly within the Company's ordinary business operations.

B. STUDYING AND REPORTING UPON THE COST OF HEALTH CARE BENEFITS FOR IBM EMPLOYEES IN THE UNITED STATES AND IN THE NEXT FIVE COUNTRIES WITH THE LARGEST NUMBER OF IBM EMPLOYEES IS A MATTER THAT FALLS WITHIN THE COMPANY'S ORDINARY BUSINESS OPERATIONS.

Just like the 2002 Proposal, the instant Proposal again seeks for IBM to study and report to stockholders on our average annual cost of employee health care costs in the United States as well as the next five countries with the largest number of IBM employees. Asking a company to study and report to stockholders on its employee health care costs has been determined on multiple occasions to be a matter of ordinary business. See, e.g., International Business Machines Corporation (January 13, 2005)(proposal requesting that the board prepare a report examining the competitive impact of rising health insurance costs, including information regarding IBM's healthcare costs and expenditures and steps or policies that the board has adopted, or is considering, to reduce these costs could properly be excluded under Rule 14a-8(i)(7), as relating to IBM's ordinary business operations (i.e., employee benefits); Sprint Corporation (January 28, 2004)(proposal seeking report on the potential impact on the recruitment and retention of Sprint employees *due to changes to retiree health care and life* insurance properly excluded under rule 14a-8(i)(7) as relating to Sprint's ordinary business operations (i.e., general employee benefits)); International Business Machines Corporation (January 21, 2002).

More recently, the staff has continued to exclude similar proposals requesting reports on the implications of rising employee health care expenditures. General Motors Corporation (March 9, 2007 and April 11, 2007) (proposals requesting that the board prepare a report examining the implications of rising health care expenses and how the company was addressing this issue without compromising the health and productivity of its workforce was properly determined by the staff to be excludable under rule 14a-8(i)(7), as relating to the company's ordinary business operations (i.e., employee benefits)); Target Corporation (February 27, 2007)(to same effect); Federated Department Stores, Inc. (February 26, 2007)(to same effect); 3M Company (February 20, 2007) (to same effect); and Kohl's Corporation (January 8, 2007) (to same effect). The same result should apply here. Just as in the above-referenced letters, monitoring and reporting on employee health care costs is a matter of ordinary business for IBM.

At IBM, the IBM Human Resources Group (HRG) is responsible for the design, implementation and oversight of all aspects of the Company's employee benefit plans and programs worldwide. As such, the HRG is continuously involved in the worldwide examination and benchmarking of its employee benefit plans, including the IBM health care benefits we provide to our employees, retirees and their families. Such examination and benchmarking activities necessarily include formulating an understanding, and effecting meaningful comparisons, of the average costs associated with such health care benefit programs, both to the Company as well as to our employees and retiree participants, as part of our ordinary business operations. Since general employee benefits (such as health care) is perhaps one of the most fundamental employee benefit issues companies such as IBM and its HRG deal with on a day-to-day basis, the Commission has long recognized that stockholder proposals concerning the structuring, coverage, and cost analyses for such general employee/retiree health plans, including both insurance and other issues relating thereto, as well as other decision-making activities relating to plans covering the general employee/retiree population, all relate to the ordinary business operations of a corporation, and the staff has consistently concurred in the omission under Rule 14a-8(i)(7) of proposals regarding employee health, retiree medical and other benefits. See, e.g., International Business Machines Corporation (January 4, 2006)(proposal that would have prohibited IBM from providing any health insurance that includes coverage for any sexually transmitted disease, including AIDS or an HIV positive condition, of any IBM employee, sexual partner or dependent of the employee, with certain exceptions contained in the proposal determined to be subject to exclusion under Rule 14-8(i)(7), as relating to IBM's ordinary business operations (i.e., employee benefits)); International Business Machines Corporation (December 20, 2004)(proposal to have IBM increase retirement benefits for long-term retirees subject to exclusion under Rule 14a-8(i)(7) as ordinary business); United Technologies Corporation (February 20, 2001)(proposal to change the date of retirement to the date of termination when calculating eligibility for cost of living adjustments properly excluded as ordinary business); International Business Machines Corporation (January 2, 2001)(proposal relating to IBM providing a Medicare supplemental insurance policy for retirees on Medicare properly excluded as ordinary business); International Business Machines Corporation (January 2, 2001) (proposal to grant a cost of living increase to pensions of IBM retirees properly excluded as ordinary business); International Business Machines Corporation (December 30, 1999) (adjust defined benefit pensions to mitigate the impact of increases in the cost of living to retired employees); Bell Atlantic Corporation (October 18, 1999)(proposal to increase retirement benefits for retired management employees); Burlington Industries, Inc. (October 18, 1999)(proposal to adopt new retiree health insurance plan offering HMOs and covering retirees that were forced out and to reinstate dental benefits for certain retirees); Lucent Technologies, Inc. (October 4, 1999)(proposal to increase "vested pension" benefits); International Business Machines Corporation (January 15, 1999)(proposal seeking to change scope of Company's medical benefits plan coverage provisions); General Electric Company (January 28, 1997)(proposal to adjust the pension of retirees to reflect increase in inflation); Allied Signal Inc. (November 22, 1995)(retirement benefits); American Telephone and Telegraph Company (December 15, 1992)(pension and medical benefits); Minnesota Mining and Manufacturing Company (February 6, 1991)(employee health and welfare plan selection); General Motors Corporation (January 25, 1991)(scope of health care coverage); and Procter & Gamble Co. (June 13, 1990)(prescription drug plan).

As in the above-referenced letters, the instant Proposal should be handled as an ordinary business matter under Rule 14a-8(i)(7). The Proponent remains focused on the cost of the Company's domestic health care benefits. The Proponent states that if such "estimated average annual cost" in the U.S. is greater than the IBM's average annual cost for employee health benefits in the next five countries with the largest number of IBM employees, IBM should "join with other corporations in support of the establishment of a properly financed national health insurance system as an alternative for funding employee health benefits." While we appreciate the concern of the Proponent for our employee health care costs in the U.S., the Proponent has been advised before that these issues are not proper for stockholder action under Rule 14a-8(i)(7), inasmuch as having the Company: (i) calculate the average annual cost for employee health benefits in the U.S. and 5 other countries, (ii) report to stockholders on such estimated average annual costs; and, depending on the results calculated and reported on in items (i) and (ii); (iii) join with other companies in support of a national health insurance system to fund employee health benefits -- all fall squarely within the Company's ordinary business operations.

Notwithstanding the Proponent's status as a medical doctor who presumably is more knowledgeable than the average IBM stockholder about certain medical costs, IBM -- not the Proponent -- already has the requisite expertise and intimate familiarity with IBM's companywide health care costs for its own employee population. As such, IBM is in the best position to assess how the Company ought to address the employee health care costs issues facing the Company, as it has done for many years. In this light, IBM does business in over 170 countries. Moreover, IBM has many years of experience providing health care benefits to its employees and retirees. Such benefits continue to be reviewed on a regular basis by the Company, and are modified from time to time in order to meet the changing needs of both the Company as well as its employees, retirees and their families -- *all in the ordinary course of the Company's business.*

It is also axiomatic that providing health care benefits to our Company's employees and retirees costs money, and IBM is necessarily mindful of the costs associated with furnishing such health care benefits. In years past, for example, medical coverage was provided without additional charge to certain employees and retirees. Recognizing the cost of such benefits, and the need for the employee to share some responsibility for such costs, the Company modified its medical plans some years ago to require employees and retirees to contribute financially toward the cost of such benefits. Furthermore, as part of the Company's focus on gaining additional value for our Company health benefit expenditures, after years of providing indemnity plans to its employees and retirees, a number of years ago the Company also added to the employees' choices a variety of Healthcare Maintenance Organizations (HMOs), Dentalcare Maintenance Organizations (DMOs), and other managed care alternatives, in order to permit our employees and retirees to select the health care options that best suited their respective needs and budgets. IBM continues to review our benefit plan services and alternatives thereto on a regular basis in order to help ensure that the health care benefits for which we pay are both of good quality as well as cost-effective. As noted earlier, decisions that could impact changes in employee health care coverage and their costs are best left to those inside the Company who are intimately familiar with the details of such coverage (including their associated costs), and handle such decision-making on a daily basis.

In this connection, as noted above, the IBM HR department examines on a regular basis all aspects of the Company's health care issues, including, without limitation, the general design, cost, structure and administration of such plans and other arrangements for providing employee health care benefits. More importantly, the HR department also regularly benchmarks the costs and benefits of the various employee health care plans against a variety of alternatives. Where necessary, the HR department engages IBM's own internal accounting / finance / audit staffs as well as external consultants conversant in what other companies are doing, in order to aid IBM in its benchmarking activities. Cost and quality considerations are very important to us, and IBM is already keenly aware of the employee health care benefit costs and quality issues associated with its plans, both in the United States and in other countries where IBM personnel are employed. Moreover, all of these employee health care issues are constantly under examination and re-examination by the Company in the ordinary course of our business.

Inasmuch as IBM's health care benefits and their respective costs form an integral part of our general employees' overall compensation and benefits package, the Company respectfully submits that the Proposal, which would have the Company study and report upon its health care costs in the U.S. and the five (5) next largest countries by employee population -- raises only garden-variety ordinary business matters. Like numerous other stockholder proposals on this subject, addressing and reporting upon employee health care costs -- an employee benefits matter -- is clearly subject to exclusion under Rule 14a-8(i)(7). See General Motors Corporation (March 24, 2005)(proposal suggesting that GM establish a committee of directors "to develop specific reforms for the health cost problem" was properly excluded under Rule 14a-8(i)(7), as relating to GM's ordinary business operations (i.e., employee benefits)); Raytheon Company (January 30, 2004) (proposal to raise the pensions of certain participants in proportion to the number of years a retiree had been in the plan during a certain period); Sprint Corporation (January 28, 2004)(report on potential impact on recruitment and retention of Sprint employees *due to changes to retiree health care and life* insurance was properly excluded under rule 14a-8(i)(7)(i.e., general employee benefits)); Tyco International Ltd. (January 2, 2004)(proposal to provide alternative of a cost of living allowance or lump sum settlement to pension plan participants); Lucent Technologies Inc. (November 26, 2003)(proposal regarding compensation and increasing retirement benefits); ALLETE, Inc. (March 5, 2003)(proposal to change the method of computing cost of living adjustments for retirees); General Electric Corporation (January 9, 2003)(proposal to "treat all pensioners equally"); GenCorp Inc. (December 27, 2002)(proposal to adjust benefits in subsidiary's benefit plan); See Allied Signal, Inc. (November 22, 1995)(proposal to increase pension benefits for retired employees); see generally Mobil Corporation (January 26, 1993)(policies with respect to downsizing activities); International Business Machines Corporation (February 19, 1992)(employee benefits relating to medical plans); Consolidated Edison Company (February 13, 1992) (general compensation issues relating to amendment of existing pension benefits); General Electric Company (February 13, 1992) (general compensation issues relating to increase in pension benefits); and NYNEX (February 13, 1992)(general compensation issues relating to standardization of medical and other benefits).

C. HAVING THE COMPANY "JOIN WITH OTHER CORPORATIONS IN SUPPORT OF THE ESTABLISHMENT OF A PROPERLY FINANCED NATIONAL HEALTH INSURANCE SYSTEM AS AN ALTERNATIVE FOR FUNDING EMPLOYEE HEALTH BENEFITS" IS ANOTHER MATTER THAT FALLS SQUARELY WITHIN THE COMPANY'S ORDINARY BUSINESS OPERATIONS UNDER RULE 14a-8(i)(7).

In addition to being subject to exclusion from our proxy statement for the reasons articulated above, the Proposal is also excludable under Rule 14a-8(i)(7) as part of the Company's ordinary business operations because it *expressly* seeks for the Company to get involved in supporting the establishment of a national health insurance system as an alternative for funding employee health benefits. Under this final part of the Proposal, if the "estimated average annual cost" for IBM employee health care, determined under the first part of the Proposal, were "found to be substantially less" in the five countries outside the United States than the "estimated average annual cost" for IBM employees in the United States, after reporting on all of these costs to stockholders, the Proponent would then have the Company

> **"[j]oin with other corporations in support of a properly financed national health insurance system as an alternative for funding employee health benefits."**

The Proponent believes this action would reduce the Company's health care benefit costs. In the Proponent's view:

> **"The anticipated reduction in health benefit costs, should other Fortune 500 corporations join together in support of similar resolutions, could be redirected toward shareholder equity, corporate reinvestment, or retirement funding, an area of great concern for IBM."**

While we again note the Proponent's continuing concern for IBM and his interest in this subject matter, this final portion of the Proposal is also excludable as a proxy matter under Rule 14a-8(i)(7) since it is clearly directed at involving IBM in the political or legislative process relating to an aspect of IBM's operations. In this connection, the instant Proposal, just like the 2002 Proposal, is also very similar to a number of other stockholder proposals which were lodged with other companies in the early 1990s, when national health insurance was also a popular issue. In all of the earlier cases advocating national health care coverage or similar insurance, the staff uniformly concurred with registrants that such proposals were excludable from their proxy materials under the ordinary business operations exclusion.

For example, in Chrysler Corporation (February 10, 1992), a stockholder proposed that the registrant "actively support and lobby for UNIVERSAL HEALTH coverage". That proponent suggested that such health coverage should replace all existing health programs with a voucher system, and suggested an interesting and novel mechanism for implementing such a program. That proponent was also apparently knowledgeable on the subject matter. He too maintained that his approach would reduce company costs and benefit Chrysler by releasing "enormous monies for consumer and capital spending which will be available for designing and producing quality world class services and products." The staff properly excluded that proposal as "ordinary business" under former Rule 14a-8(c)(7) because it was "directed at involving the Company in the political or legislative process relating to an aspect of the Company's operations."

In Brunswick Corporation (February 10, 1992), another very similar stockholder proposal was filed seeking for the registrant to establish a committee of the board to prepare a report (i) comparing health standards, methods of administration, costs and financing of health care plans in all countries where the company does business, and (ii) describing any aspects of governmental policy affecting those plans which should be included in the development of a national health insurance plan in the United States. That stockholder proposal was also properly excluded by the staff under former Rule 14a-8(c)(7), as it was found to be directed at involving the company in the political or legislative process relating to an aspect of the company's operations.

As in these letters, the last portion of Dr. Tsou's Proposal seeks the same end. Joining with other companies to support the establishment of a national health insurance system is in fact substantively indistinguishable from the 2002 Proposal and a variety of other proposals which were all excluded under former Rule 14a-8(c)(7). The same result should apply here under Rule 14a-8(i)(7).

In this connection, there were numerous other national health care reform proposals lodged in the early 1990s by a variety of stockholders with multiple corporations. The staff uniformly and continuously rejected all attempts from such earlier stockholder proponents to characterize their proposals on national health care reform as anything other than ordinary business. A simple comparison of those earlier national health care reform proposals to the instant one should again lead the staff to the conclusion that if all of those national health care reform proposals implicated nothing more than ordinary business, just like the Proponent's 2002 Proposal, the instant Proposal should again be similarly excluded as ordinary business under Rule 14a-8(i)(7). See, e.g., Pepsico, Inc. (March 7, 1991), where the staff concluded that a shareholder proposal calling for the establishment of a "committee of the Board consisting of outside and independent directors for the purpose of evaluating the impact of a representative cross section of the various health care reform proposals being considered by national policy makers on the company" could be excluded from their proxy materials as ordinary business under former Rule 14a-8(c)(7).

Notwithstanding the purported "*policy nature*" of the Pepsico proposal and the independent board committee report sought by the stockholder, the staff found no substantial social or other important policy issue in the proposal which would take it outside of the ordinary business exclusion, and determined that it could properly be omitted from the company's proxy materials. The same result should apply here.

Utilizing this same reasoning, a variety of other registrants have also been able to omit very similar stockholder proposals relating to the impact of national health care reform legislation on their companies under the ordinary business exclusion. See Albertson's Inc. (two letters dated March 19, 1992)(separate decisions of the Commission declining to review the Division of Corporation Finance's letters dated February 10, 1992 excluding stockholder proposals from both NYCERS and UBC General Officers' Pension Fund relating to national health care reform on ordinary business grounds); Dole Food Company (February 10, 1992)(proposal seeking to establish committee of the Board "for the purpose of evaluating the impact of a representative cross section of the various health care reform proposals being considered by national policy makers on the company" properly excluded by staff as ordinary business, as proposal was determined to be directed at involving the company in the political or legislative process relating to an aspect of the company's operations. By letter dated March 19, 1992, the Commission declined to review the staff's position in Dole.); GTE Corporation (February 10, 1992)(proposal from Carpenters General Officers and Representatives Retirement and Pension Plan that directors establish a Health Care Review Committee of the Board "for the purpose of evaluating the impact of various health care reform proposals on the company" was properly excluded by staff as ordinary business, as proposal was determined to be directed at involving the company in the political or legislative process relating to an aspect of the company's operations); Minnesota Mining and Manufacturing Co. (February 10, 1992)(proposal by United Brotherhood of Carpenters General Officers and Representatives Retirement and Pension Fund that directors establish a Health Care Review Committee of the Board "for the purpose of evaluating the impact of various health care reform proposals on the company" was properly excluded by staff as ordinary business, as proposal was found to be directed at involving the company in the political or legislative process relating to an aspect of the company's operations); Tribune Company (March 6, 1991)(proposal seeking a report which included "an evaluation of the impact of a representative cross section of the various health care reform proposals being considered by national policy makers on the company" was properly excluded by staff as part of the company's ordinary business operations); Minnesota Mining and Manufacturing Company (February 6, 1991)(proposal by United Brotherhood of Carpenters General Officers' Pension Fund to have the company's board prepare a special report including "an evaluation of the impact of a representative cross section of the various health care reform proposals being considered by national policy makers on the company" was properly excluded by staff as part of company's ordinary business operations); Knight-Ridder, Inc. (January 23, 1991)(proposal requesting a report, including "an evaluation of the impact of a representative cross section of the various health care reform proposals being considered by national policy makers on the corporation" was properly excluded by staff as ordinary business); Albertsons, Inc. (January 22, 1991)(proposal from the United Brotherhood of Carpenters General Officers' Pension Fund seeking a special report of the company's board including, *inter alia*, an "evaluation of the impact of a representative cross section of the various health care reform proposals being considered by national policy makers on the company" was properly excluded by staff as ordinary business). Following review of a January 25, 1991 letter from the stockholder proponent in Albertsons, Mr. William E. Morley, then Chief Counsel-Associate Director (Legal) at the SEC wrote to the stockholder proponent and stated that he was "unable to conclude that there is any basis for reversing the Division's response of

January 22.") The instant Proposal should be similarly excluded as falling within this Company's ordinary business operations.

It is notable that the New York City Employees' Retirement System (NYCERS), the stockholder proponent in both the 1992 Brunswick and Dole letters, challenged the SEC's determinations that its proposals could be excluded as ordinary business, moving in each instance for a preliminary injunction in separate actions in the U.S. District Court for the Southern District of New York. District Judge Patterson *denied* NYCERS' motion in the Brunswick matter, upholding the Commission's determination that the proposal could be excluded as ordinary business. See New York City Employees' Retirement System v. Brunswick Corp., 15 E.B.C. 1266 (S.D.N.Y. 1992).

While District Judge Conboy *granted* NYCERS' motion in Dole, 15 E.B.C. 1467 (S.D.N.Y. 1992), such decision was dismissed by the U.S. Court of Appeals for the Second Circuit as moot. New York City Employees' Retirement System v. Dole Food Co., 969 F.2d 1430, 15 E.B.C. 2339 (2nd Cir. 1992). More importantly, the final decision of the Court of Appeals dismissing Dole's appeal for mootness also vacated the judgment of the district court for the very purpose of removing its precedential value and of restoring the issue that the District Court purported to decide (whether the matter fell within the ordinary business exception) to the status of an open question. See New York City Employees' Retirement System v. Dole Food Co., 969 F.2d at 1435, 15 E.B.C. at 2343-44. Inasmuch as the registrant in Dole had the same concern at the time of its own appeal, the final opinion by the Court of Appeals for the Second Circuit made clear to all interested readers that:

> [A]ny objection by Dole that the district court's disposition of this case will be *res judicata* as to any future suit is incorrect. As noted earlier, the usual procedure when a civil case becomes moot on appeal is to vacate the judgment below and remand with directions to dismiss the case. [Citations omitted.] The reason for this is precisely to avoid giving preclusive effect to a judgment never reviewed by an appellate court. [Citations omitted.] The legal question of whether Rule 14a-8 mandates inclusion of NYCERS' proposal in Dole's proxy statement therefore remains unresolved.
>
> For the foregoing reasons the appeal is dismissed as moot. The order of the district court is vacated and the case is remanded with directions to dismiss the action.

969 F.2d at 1435, 15 E.B.C. 2343-44 (emphasis added).

Moreover, to the extent that there was any substantive comment on the District Court's opinion at the U.S. Court of Appeals level in Dole, it can be found in the concurring opinion of Senior Judge Pollack, and consists of his clear criticism of the District Court's opinion, not approval. Senior Judge Pollack concurred specifically with vacating the district court's order and restoring the question to "unresolved." He explained:

> I concur in the result reached by the Court. I dissented from the Court's order of May 28, 1992 which decreed merely that the appeal from the order of the District Court be dismissed as moot.
>
> At that time, it appeared to me that the District Court erred in disregarding the long line of SEC no-action letters stating that health care reform proposals identical or similar to the proposal at issue here may be excluded under Rule 14a-8(c)(7). The

> SEC's interpretation of its own administrative regulations is entitled to great weight. [Citations omitted.] As I viewed it, NYCERS' proposal called for no corporate decision to take or not take any action, and, in fact, did not involve corporate policy at all, and therefore was an undisguised attempt to involve Dole in a national political debate. The SEC's no-action letter and in general its position on shareholder proposals involving health care reform (consisting of no-action letters on 12 health care reform proposals submitted by shareholders to companies in the last two years) made this a classic case for deferral to the SEC.
>
> The Opinion on this appeal now concludes that "the order of the district court is vacated and the case is remanded with directions to dismiss the action," thus implementing the usual procedure when a civil case becomes moot on appeal. The holding specifically states that the "legal question of whether Rule 14a-8 mandates inclusion of NYCERS' proposal in Dole's proxy statement remains unresolved."
>
> I therefore now withdraw my dissent for practical reasons and concur in the result reached by the Court.

15 E.B.C. at page 2344 (emphasis added).

The next year, in Brown Group, Inc. (March 29, 1993 and May 6, 1993), the SEC concurred with the registrant's request to omit a proposal from the Amalgamated Clothing and Textile Workers Union ("ACTWU"), which proposal similarly requested that "the Board of Directors establish a Committee of the Board ("Committee") for the purpose of evaluating the impact of various health care reform proposals on the Company" and report on it to shareholders. In an unsuccessful attempt to characterize their proposal as raising matters beyond "ordinary business," the ACTWU maintained that health care costs would likely be decisively affected by the course of the public policy debate and sought a policy-level analysis of the issue because of the "potential impact" on company expenses and because of the purported significant public policy issues concerning health care.

The staff, as well as the full Commission, rejected the ACTWU's request to characterize their proposal as raising any substantial policy issues. As a result, the SEC concurred with the registrant's request to exclude the proposal as part of the company's ordinary business operations. See Brown Group, Inc. (March 29, 1993 and May 6, 1993). Following such determination of the Commission in Brown Group, Inc., the ACTWU immediately petitioned the U.S. Court of Appeals for the Second Circuit to review the decision of the Commission not to bring an enforcement action against the Brown Group for omitting the stockholder proposal, and named the SEC as the respondent. See Amalgamated Clothing & Textile Workers Union v. SEC, 15 F.3d 254 (2d Cir. 1994). However, the Second Circuit dismissed ACTWU's petition based on its lack of jurisdiction over the matter.

The issue in The Brown Group, Inc. was virtually identical to the Dole matter, as well as most of the other letters cited above on national health care reform legislation. The proposal was excluded as a matter of ordinary business. We continue to believe the SEC should not treat the current Proposal any differently from the 2002 Proposal or any of the earlier stockholder proposals on lobbying for national health care reform legislation. The Proposal should simply be excluded as raising issues which fall squarely within the Company's ordinary business operations.

As applied to IBM in the instant case, the essence of the last portion of the instant stockholder Proposal -- having IBM work with other corporations to support the establishment of a properly financed national health insurance system to fund employee health benefits -- relates directly to the day-to-day activities of (i) the Company's HRG and their own activities, together with the activities of (ii) HRG's legal support team (known as the IBM Human Resources Law Group ("HRLG")), and finally, (iii) the IBM Corporate Governmental Programs Office. As noted earlier, ongoing assessments of various existing health care programs -- including various alternatives thereto, including the establishment of a National Health Insurance Program now suggested by the instant Proponent -- are effected in the ordinary course of business by IBM's HRG. As part of these assessments, the HRG regularly calls upon the legal expertise of IBM's HRLG to ensure that in evaluating such health care alternatives and making various recommendations to IBM management, we remain in compliance with all laws, rules and regulations. In addition, IBM's HRG, with the able assistance of its HRLG, works carefully to ensure that IBM complies with the terms and conditions of all existing contracts, and scrutinizes any proposed contracts which may be needed to implement management's recommendations. Part of IBM's HRLG's own day-to-day function is to analyze the legality of any actions proposed by the HRG, including changes to the Company's benefit plans, as well as suggestions to implement various alternatives thereto (including all design, coverage, cost and related administration issues). This would necessarily include any plans HRG might entertain to support a national health insurance initiative.

The HRLG, as a specialized group of competent in-house corporate headquarters attorneys, regularly examines proposals to effect legislative changes at the federal, state and local levels, and, in connection therewith, engages in other types of collaborative efforts, either with other corporations, industry groups, or both. Such efforts require our HRLG to maintain a keen understanding of the patchwork of laws, rules and regulations on the subject matter at issue (i.e., in this case, employee health benefits), as well as an ability to comprehend and counsel others on adhering to the terms of existing health benefit contracts under which IBM is operating in providing such health benefits to our employees and retirees. Understanding and complying with the terms and conditions of the Company's many health plan benefits is complex, as such plans are subject to a variety of federal, state and local governmental regulations.

To this end, IBM's HRLG members must analyze the laws, rules and regulations in order to maintain and build upon their specialized legal expertise in all matters relating to employee benefit plan design and administration. In taking particular care to help ensure that the Company remains in compliance with all applicable laws, which include, among others, tax, labor, and equal employment opportunity laws, members of the HRLG interface regularly with such federal agencies as the Internal Revenue Service (IRS), the Department of Labor (DOL), the Occupational Health and Safety Administration (OSHA), the Pension Benefit Guaranty Corporation (PBGC) and the Equal Employment Opportunity Commission (EEOC), as well as a host of other agencies at the state and local level responsible for health and human resources matters, *all in the ordinary course of business.* In addition, the HRLG members supplement their own legal expertise through judicious consultation with outside counsel, who also maintain specialized legal expertise on all aspects of employee health benefits and plan administration. The HRLG further builds upon their own expertise, in the ordinary course of business, through regular interaction with their peers inside other companies, by regularly attending continuing legal education seminars in order to keep abreast of constant changes in applicable laws, as well as by participating in specialized industry groups knowledgeable on health care and related personnel matters. Some members of the HRLG have, over the years, obtained advanced legal degrees, pursuing coursework in areas germane to their day-to-day legal responsibilities, and have been recognized as subject matter experts at various industry events. The Company, when provided with expert legal analyses, advice and counsel from its HRLG team, is able to make informed and intelligent business decisions on what the best course of action for the Company should be. These actions necessarily include decisionmaking on Company health care plans and the various alternatives thereto. All of the above-referenced tasks are undertaken and handled by the Company on a day-to-day basis as part of our ordinary business operations.

To the extent the final portion of the Proposal calls for working with other corporations in support of legislation to establish a national health insurance system, this is clearly another ordinary business matter for IBM. In connection with the specific matters raised by the Proposal, IBM's HRG and HRLG are already integrally involved in reviewing a variety of proposed legislation, as well as participating in the ongoing regulatory process, both in Washington, as well as at the state and local levels, in order to help ensure that IBM is both kept aware of such activities, and takes appropriate action with respect to pending legislation and regulations on health care with cost impact to IBM. Moreover, members of the HRG and HRLG are *not* merely reactive; they are *proactive*. IBM's HRG and HRLG also actively participate in various industry groups, where they already interface and team with their legal and business counterparts in other corporations on a variety of health care matters. Furthermore, the HRG and the HRLG already work together with our Corporate Governmental Programs Office, which office is charged with the primary mission of analyzing and commenting on pending and potential regulatory and legislative initiatives of the very type sought in the instant Proposal.

IBM's Corporate Governmental Programs Office is responsible for managing IBM's worldwide public policy issues and government relations. These responsibilities include formulating IBM's position on all public policy issues, representing IBM's views to government decision makers as part of the public policy debate, and coordinating all IBM representations, either directly or through industry associations, before governments on public policy issues. In this connection, our Corporate Governmental Programs Office is staffed with experienced and specialized professionals well-versed in the issues, who focus, report and comment on a variety of regulatory and legislative issues pending worldwide which have an impact on our Company. These issues include, among many others, health care, and its associated cost to IBM. Our Governmental Programs Office also maintains good public relations and effective relationships with elected officials and government departments that affect our business. In establishing a public position on the issues that affect our business, the Company considers whether that position conforms to IBM's policies and practices, as well as its potential impact (financial and otherwise) on the Company. The Governmental Programs Office also has its own dedicated in-house legal counsel, as well as access to outside consultants, industry groups and others in order to help ensure that the Company remains abreast of all potential changes in applicable laws and regulations affecting the Company.

For many years, the HRG and the HRLG have teamed with the Corporate Governmental Programs Office on pending issues and bills affecting employee health care benefits. All have been involved both in the review of both existing laws as well as interfacing with other corporations and industry groups on pending legislation and regulations, including legislation of the very type suggested in the Proposal on national health insurance, all as part of IBM's ordinary business operations.

In short, the principles that can be gleaned from existing staff letters, which have uniformly concurred in the exclusion of a variety of similar stockholder proposals as ordinary business matters, are fully applicable to exclude the instant health care cost Proposal as a matter relating to IBM's own ordinary business operations. For example, proposals advocating supporting or opposing legislation that affects a corporation's ordinary business operations is, *in itself*, ordinary business. Pacific Telesis Center (February 2, 1990)(proposal recommending "that the Board adopt a corporate policy committed to providing the timely development of quality *affordable child care assistance* to its employees through corporate action and State and Federal laws" was excluded as ordinary business because the subject matter contemplated by the Proposal – employee benefits such as child care – was related to the company's ordinary business operations); Southern California Edison Co. (January 20, 1984)(proposal mandating that neither corporate funds nor manpower shall be expended in support of, or opposition to, legislation at the local, state or national level which does not bear directly on the business interests of the company was properly excluded by staff as ordinary business, "since it appears to deal with a specific referenda or lobbying activity that relates directly to the [c]ompany's ordinary business (i.e., the protection of the safety of its employees")). The same result should apply here.

The final part of Dr. Tsou's Proposal is also excludable as "ordinary business" under a similar line of reasoning utilized by the staff in letters excluding proposals dealing with "specific lobbying, advertising and other activities relating to the conduct of the Company's ordinary business operations." See General Electric Company (February 2, 1987)(proposal to prepare a cost-benefit analysis of the company's nuclear promotion from 1971 to the present, including costs related to lobbying activity and the promotion of nuclear power to the public); Consolidated Edison Company of New York Incorporated (April 30, 1984) (proposal relating to a request that the company cease contributions to the U.S. Committee for Energy Awareness and a request that the company publish a report discussing its contributions and lobbying efforts in support of nuclear and coal energy sources was properly excluded under former Rule 14a-8(c)(7), "since it appears to deal with specific lobbying, advertising and other activities that relate to the operation of the [c]ompany's business."); Dr. Pepper Company (February 2, 1978)(proposal "not to spend any more money to defeat 'Bottle Bill' referenda or legislative attempts in various states" was properly excluded under former Rule 14a-8(c)(7) "since the proposal would appear to direct the management to take action with respect to a matter relating to the conduct of the ordinary business operations of the Company (i.e., the expenditure of Company funds to influence legislation affecting the packaging of their products")); General Motors Corporation (March 17, 1993)(proposal seeking to have company cease all lobbying and other efforts to oppose the "Bryan" bill or any similar legislation that would increase CAFE (Corporate Average Fuel Economy) standards was properly excluded by staff under former rule 14a-8(c)(7), with the staff noting that the proposal "appears to be directed toward the company's lobbying activities concerning its products" and therefore "to deal with decisions made by the company with respect to its business operations"); see also Philip Morris Companies Inc. (February 22, 1990)(proposal seeking report on company's lobbying activities and expenditures to influence legislation regarding cigarette advertising, smoking in public places and exploiting foreign markets was properly excluded as ordinary business--lobbying activities concerning its products); Philip Morris Companies Inc. (January 3, 1996)(refraining from legislative efforts to preempt local ordinances concerning sale, distribution, use, display or promotion of cigarettes or other tobacco products was excluded as ordinary business – lobbying activities concerning the company's products). The very same result should apply again to the instant Proposal, and to any lobbying activities suggested by the Proposal in connection with establishing a national health insurance system. The Proposal should again be excluded under Rule 14a-8(i)(7).

D. THE STAFF EXAMINES EACH PROPOSAL ON A *SUI GENERIS* BASIS AND UNDER A *SUI GENERIS* ANALYSIS, THE INSTANT PROPOSAL CONTINUES TO REMAIN SUBJECT TO EXCLUSION UNDER RULE 14a-8(i)(7).

In resubmitting the instant Proposal to IBM for the third time, the Proponent attached to his proposal a New York Times news article entitled "SEC Backs Health Care Balloting," dated May 27, 2008, in an attempt to convince us that we should now include his Proposal in our proxy statement this year. The news article, while interesting, is simply not relevant to the legal analysis of the Proposal under Rule 14a-8. Moreover, the news article was incorrect in stating that the SEC was "shifting its position" on the issue of national health care coverage.

In this connection, on August 11, 2008, Mr. John W. White, Director, Division of Corporation Finance of the Securities and Exchange Commission reported to the Committee on Federal Regulation of Securities of the American Bar Association, Section of Business Law (the "ABA") on this very issue. While we recognize and acknowledge that the views Mr. White expressed to the ABA were his own, and do not necessarily represent the views of the Commission or any other member of the staff, because of the cogent nature of Mr. White's remarks on this subject, we set them forth below:

> Of particular interest this year were shareholder proposals relating to universal healthcare reform. So let me give you a bit more detail on these.
>
> During this past season, we were asked to make no-action determinations on a proposal of first impression — a non-binding proposal that urged companies to adopt principles for comprehensive healthcare reform. The staff has taken no-action positions on various healthcare proposals in the past. For example, the staff has permitted exclusion under 'ordinary business' of proposals asking a company to adopt more affordable and continuous healthcare for employees and retirees because such proposals relate to employee benefits. Similarly, proposals asking a company to lobby on employee benefit matters are excludable. This year's proposal was different — it urged companies to 'adopt principles for comprehensive healthcare reform.' Unlike prior proposals, it did not ask the companies to change their own healthcare coverage, or ask them to directly lobby anyone

in support of healthcare change. No further action was contemplated by the proposal other than the adoption of principles.

The staff received 14 of these no-action requests. Of these, four were withdrawn (after each company posted principles on its website, we are told), three were ultimately granted, and seven were denied.

In analyzing these no-action requests, the staff used the framework it always does — including applying the Commission's guidance that I just recited on how to interpret the ordinary business exclusion (and the sufficiently significant social policy overlay). In seven cases, the staff was unable to concur in the companies' views. [footnote omitted]

Something that I would like to note is that the staff's determinations were not a reversal of prior no-action positions, and they were not a determination made by the Commission. Rather, this was the staff's application of Commission statements (and prior staff positions) to a proposal of first impression. I should also point out that exclusion was permitted under (i)(7) in the two cases where the proposal not only asked the company to adopt 'principles for comprehensive healthcare reform,' but also asked the company to report to shareholders on how the company was 'implementing such principles.' Exclusion was also permitted where the company had substantially implemented the policy by posting the principles on its website.

In leaving this topic, let me assure you that the staff continues to respect the fact that certain tasks are fundamental to management's ability to run a company. But, we will also continue to respect the Commission's view that certain significant social policy issues that have a sufficient nexus to the particular company may transcend day-to-day business matters and are appropriate for shareholder consideration.

http://www.sec.gov/news/speech/2008/spch081108jww.htm

Based on the current position of the SEC, the instant Proposal should continue to be subject to exclusion under Rule 14a-8(i)(7). Like the SEC, IBM considers each and every proposal we receive on a *sui generis* basis, and where a proposal does not comply with Rule 14a-8, it is properly subject to exclusion. Since the prior no-action positions remain in full force and effect, and since the instant Proposal expressly seeks the same relief as the 2002 Proposal -- as well as similar proposals over the years which have also been subject to exclusion as ordinary business -- the instant Proposal should similarly be excluded under the rubric of ordinary business. International Business Machines Corporation (January 13, 2005), supra; 2002 Proposal, *supra*.

Moreover, in the two letters cited by Mr. White seeking the adoption of principles for health care reform which were excluded under Rule 14a-8(i)(7), those proposals, like the instant one, also requested that the companies to report back to stockholders on their implementation efforts. See CVS Caremark Corporation (January 31, 2008, *reconsideration denied* February 29, 2008)(proposal urging the board of directors to adopt principles for health care reform, such as those based upon principles specified in the proposal and to report annually on how it is implementing such principles was properly excluded under rule 14a-8(i)(7), as relating to CVS' ordinary business operations (i.e. employee benefits)); Wyeth (February 25, 2008)(proposal urging the board of directors to adopt principles for health care reform, such as those based upon principles specified in the proposal and to report annually on how it is implementing such principles was properly excluded under rule 14a-8(i)(7), as relating to Wyeth's ordinary business operations (i.e. employee benefits)). As in CVS and Wyeth, the instant Proposal is also subject to exclusion, as it specifically directs, among other things, for the Company to gather specified employee health care cost information and report back to stockholders thereon – garden variety ordinary business matters.

Finally, it is incorrect for the Proponent to assume that the subject matter of the proposal, by itself, is determinative of whether a company can exclude a proposal from its proxy materials. As the Division of Corporation Finance noted in Q&A B.6 of Staff Legal Bulletin 14 (July 13, 2001):

> **6. Do we base our determinations solely on the subject matter of the proposal?**
>
> **No. We consider the specific arguments asserted by the company and the shareholder, the way in which the proposal is drafted and how the arguments and our prior no-action responses apply to the specific proposal and company at issue. Based on these considerations, we may determine that company X may exclude a proposal but company Y cannot exclude a proposal that addresses the same or similar subject matter.**

Since it is clear that the subject matter of the instant Proposal (national health care) is not, of itself, determinative of whether it must be included or excluded from a company's proxy statement, the fact that some companies have included proposals addressing national health care in their proxy statements last season does not *ipso facto* lead to the conclusion that the instant Proposal be included in IBM's proxy statement this year. Inasmuch as the staff properly considers each proposal on a *sui generis* basis, the instant Proposal remains fully subject to exclusion from our 2009 proxy materials under Rule 14a-8(i)(7), since the Proposal continues to require the Company to gather and report to stockholders on our health care costs, as well as to join with other corporations to lobby in support of national healthcare reform -- all ordinary business matters.

In short, we believe that *all* portions of the instant Proposal clearly relate to general employment-related health care matters, which all fall squarely within Rule 14a-8(i)(7). First, determining the average annual costs we spend on our employees' health care benefits in the U.S. and five (5) other jurisdictions is an ordinary business matter. Second, reporting on such average annual costs to our stockholders is another ordinary business matter. Finally, asking the Company to work with other corporations in support of health care initiatives, such as a "properly financed national health insurance system as an alternative for funding employee health benefits" suggested by the Proponent, is yet another ordinary business matter. Since all portions of the Proposal implicate garden variety ordinary business matters -- matters which fall within the bailiwick of IBM's HRG, HRLG and Corporate Governmental Programs Office professionals -- the Proposal falls squarely within Rule 14a-8((i)(7). And, since these issues are already handled by the Company in the ordinary course of our business operations, the Proposal should be excluded under Rule 14a-8(i)(7).

E. WHEN ANY PORTION OF A PROPOSAL RELATES TO ORDINARY BUSINESS, THE *ENTIRE* PROPOSAL IS SUBJECT TO EXCLUSION UNDER RULE 14a-8(i)(7).

The staff has repeatedly ruled that when **any portion** of a proposal implicates ordinary business matters, the **entire** proposal must be omitted under Rule 14a-8(i)(7). Wal-Mart Stores, Inc. (March 15, 1999); The Warnaco Group, Inc. (March 21, 1999)(to same effect); Kmart Corporation (March 12, 1999)(to same effect); Z-Seven Fund, Inc. (November 3, 1999) (proposal containing governance recommendations as well as ordinary business recommendations was permitted to be excluded in its entirety, with the staff reiterating its position that it is not their practice to permit revisions to shareholder proposals under the ordinary business exception). In the instant case, and as noted above, all three portions of the instant Proposal relate to ordinary business. However, even assuming *arguendo* that any portion of the instant Proposal were seen by the staff as falling outside the ambit of ordinary business, this should make absolutely no difference in the legal analysis of the entire Proposal's excludability under Rule 14a-8(i)(7). If **any portion** of the Proposal relates to an ordinary business matter, the **entire** Proposal must be excluded. Associated Estates Realty Corporation (March 23, 2000); E*Trade Group, Inc. (October 31, 2000). In sum, the Company continues to believe it best to confine the resolution of ordinary business matters to our management and board of directors. The Proposal, which relates to the Company's ordinary business operations, should again be excluded under Rule 14a-8(i)(7). Further, since we do not believe the instant Proposal raises any significant policy issues sufficient to take it outside the realm of ordinary business, the Company respectfully requests for the Proposal to be excluded in its entirety under Rule 14a-8(i)(7) and that no enforcement action be recommended to the Commission if it excludes the Proposal on the basis of Rule 14a-8(i)(7).

II. THE PROPOSAL MAY BE OMITTED UNDER RULE 14a-8(i)(1) AS IT IS NOT A PROPER SUBJECT FOR ACTION BY STOCKHOLDERS UNDER NEW YORK STATE LAW.

Section 701 of the Business Corporation Law of the State of New York, the law of the state of IBM's incorporation, provides that "...the business of a corporation shall be managed under the direction of its board of directors...." Nothing in the law of the State of New York places the decision making relating to gathering and reporting on specific employee health care benefit cost information to stockholders or supporting a national health insurance system as an alternative for funding employee health benefits directly into the hands of our shareholders. Since this Proposal would require management to (i) gather employee health care cost information; (ii) report to stockholders the estimated average cost of health benefits in the U.S. and in five other jurisdictions; and (iii) potentially join with other corporations to support a national health insurance system as an alternative for funding employee health benefits, the Proposal violates New York law by improperly eliminating the role of the Company's board of directors by placing the decision-making power relating to the subject matter of the Proposal directly into the hands of IBM stockholders. Since this is an improper subject for action by stockholders under New York State law, the Company believes that the Proposal may also be omitted from the Company's proxy materials pursuant to Rule 14a-8(i)(1), and requests that no enforcement action be recommended if it excludes the Proposal on the basis of Rule 14a-8(i)(1).

For the reasons and on the basis of the authorities cited above, IBM respectfully requests your advice that you will not recommend any enforcement action to the Commission if the Proposal is omitted from IBM's proxy materials for the 2009 Annual Meeting. We are sending the Proponent a copy of this submission, thus advising him of our intent to exclude the Proposal from the proxy materials for the 2009 Annual Meeting. The Proponent is respectfully requested to copy the undersigned on any response he may submit to the staff. If any further information is required from IBM in connection with this submission, please do not hesitate to contact me at 914-499-6148. Thank you for your attention and interest in this matter.

Very truly yours,

Stuart S. Moskowitz

Stuart S. Moskowitz
Senior Counsel

Attachments

with copy to:

Walter Tsou, MD

*** FISMA & OMB Memorandum M-07-16 ***

Exhibit A

International Business Machines Corporation ("IBM")

IBM's request to exclude stockholder proposal from 2009 Proxy Statement pursuant to Rule 14a-8

[redacted]

*** FISMA & OMB Memorandum M-07-16 ***

July 10, 2008

Office of the Secretary
International Business Machines Corporation
New Orchard Road, Mail Drop 301
Armonk, N.Y. 10504

To Whom It May Concern::

As a shareholder of IBM, I am concerned with the increasing cost of health care benefits for our corporation. Since private health insurers are most responsive to corporations like IBM, I believe you have profound influence on putting forth a public discussion on the best use of corporate funds for health benefits.

This is even more striking, when you compare what IBM pays for health benefits for your employees in other countries compared to the United States.

With this I would like to propose a stockholder resolution for consideration which does not cost IBM any funds:

> Whereas the cost of health benefits in other countries is much less than the United States and recognizing that there is a major national debate on health care, rising health care costs, and the growing number of uninsured,
>
> Be It Resolved that the management of IBM share with its stockholders the estimated average annual cost for employee health benefits in the United States versus the next five countries with the largest number of IBM employees and if found to be substantially less,
>
> Join with other corporations in support of the establishment of a properly financed national health insurance system as an alternative for funding employee health benefits.

The anticipated reduction in health benefit costs, should other Fortune 500 corporations join together in support of similar resolutions, could be redirected toward shareholder equity, corporate reinvestment, or retirement funding, an area of great concern for IBM.

Thank you for your consideration.

Yours truly,

Walter Tsou, MD
Account number *** FISMA & OMB Memorandum M-07-16 ***

07-16-08 P02:03 IN

Exhibit B

International Business Machines Corporation ("IBM")

IBM's request to exclude stockholder proposal from 2009 Proxy Statement pursuant to Rule 14a-8

*** FISMA & OMB Memorandum M-07-16 ***

October 29, 2001

Mr. Daniel E. O'Donnell
Office of the Vice President and Corporate Secretary
International Business Machines Corporation
New Orchard Road
Armonk, NY 10504

11-05-01 P03:10 IN

Dear Mr. O'Donnell:

As a shareholder of IBM, I am concerned with the increasing cost of health care benefits for our corporation and the frustrations many employees and physicians have had with managed care. Since managed care organizations are most responsive to corporations like IBM, I believe you have profound influence on putting forth a public discussion on the best use of corporate funds for health benefits.

This is even more striking, when you compare what IBM pays for health benefits for your employees in other countries compared to the United States.

With this I would like to propose a stockholder resolution for consideration:

Whereas the cost of health benefits in other countries is much less than the United States and recognizing that there is a major national debate on managed care, rising health care costs, and the growing number of uninsured,

Be It Resolved that the management of IBM share with its stockholders the estimated average annual cost for employee health benefits in the United States versus the next five countries with the largest number of IBM employees and if found to be substantially less,

Join with other corporations in support of the establishment of a properly financed national health insurance system as an alternative for funding employee health benefits.

The anticipated reduction in health benefit costs, should other Fortune 500 corporations join together in support of similar resolutions, could be redirected toward shareholder equity, corporate reinvestment, or retirement funding, an area of controversy for IBM.

Thank you for your consideration.

Yours truly,

Walter Tsou, MD
Account number *** FISMA & OMB Memorandum M-07-16 ***

January 21, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: International Business Machines Corporation
Incoming letter dated December 10, 2001

The proposal seeks to require IBM to provide its shareholders with information regarding employee health benefits and to join with other corporations to support the establishment of a national health insurance system.

There appears to be some basis for your view that IBM may exclude the proposal under rule 14a-8(i)(7). We note that the proposal requests a report on healthcare benefits, and that it appears directed at involving IBM in the political or legislative process relating to an aspect of IBM's operations. Accordingly, we will not recommend enforcement action to the Commission if IBM omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission of the proposal upon which IBM relies.

Sincerely,

Maryse Mills-Apenteng
Attorney-Advisor

END